Chief Executive Officer’s Address

2004 Annual General Meeting
5 November 2004

Good morning. I would like to start by recognising my executive team, who are here today. They head very substantial businesses, provide great leadership to our people and represent an outstanding combination of skills and experience in this industry. I would also like to make special mention of John Ralph. In anticipation of his retirement at the end of the meeting, I would like to thank John for his leadership both as Chairman and as a member of the Board since 1985. On behalf of the executive and staff of the Bank, I would like to acknowledge his outstanding contribution to the governance and development of the Bank.

I’d now like to turn to our achievements. In the 2004 financial year, we achieved strong operating performances in all of our businesses. Our banking result was driven by continued growth in the residential housing market, where we achieved record sales volumes. While there was some contraction in the net interest margin, this was anticipated and was mainly driven by non-pricing factors.

Institutional and business lending showed good growth, with asset quality further strengthening during the year. Retail deposits also continued to grow, but within an increasingly competitive market – a trend we see as set to continue. CommSec, our very successful discount broking operation, experienced record trading volumes. As a result of the growth in our banking operations, we maintained our ranking as number one or number two in market share for most of our major domestic product lines.

Our Funds Management result was boosted by a rebound in investment markets during the year which helped to increase our funds under administration. Gross margins remained stable, while tight cost control led to improved productivity. Our mastertrust product, FirstChoice, topped industry platform flows for the year and doubled its funds under administration. Despite some run-off in our legacy businesses, the Bank continues to hold the leading market share in retail funds under management.

The Insurance business achieved significant profit growth during the year, performing strongly across all regions. Drivers of the result included solid growth in annual in-force premiums, an improved claims experience and an improvement in underlying productivity. As a result, the bank maintained its position as market leader in life insurance.

Internationally, ASB Bank in New Zealand continued its strong growth path, increasing both profits and market share. ASB is consistently recognised as number one in customer service in both retail and business banking. Other international operations also made good progress.

Last year, I announced the establishment of the Commonwealth Bank Foundation, which was formed to encourage the development of financial literacy skills among young Australians and to create awareness and understanding of the benefits of a more financially literate community. It has a fund of $70 million, the earnings from which will support various activities. Last year, the Foundation provided $350,000 in e-learning grants to primary schools across Australia and supported a number of high school programs that help build students’ financial literacy skills. We are currently completing some very exciting research work showing the link between enhanced financial literacy in the community and growth of national income and wealth.

Looking back, last year was a year of good progress in our markets but, more importantly, it was the year we commenced a fundamental transformation of the Bank to position us for the long term in a dynamic and rapidly changing industry. We asked our shareholders to fund very significant investments from the year’s profits. As a sign of our commitment, we promised to add back those investments in determining the dividend. Today I would like to remind you why the Which new Bank program is so critical, what we are undertaking over three years, and how we are going.

Some time ago, we studied the forces that would shape the future of Australia and our customers. We concluded that the financial needs of our customers would change and the nature of competition in our industry would shift noticeably from the trend which had been in place for 20 years.

The main driver of change for our customers stems from service adaptation to help them achieve higher productivity and deliver higher standards of living. This is important if we are to compete in the world to sell goods and services to our traditional markets and to the rapidly emerging economies, particularly China and India. At the same time, we will have to offset the impact of the ageing population – which tends to reduce productivity potential.

The Commonwealth Bank can make a major contribution to the effort. Households, businesses and governments need financing to underpin the development needed to keep up with demand from our export customers. As we provide funding and increasingly higher value services, we can make a major contribution to national development. This requires:

•	A range of services needed by our customers for them to be effective in this changing world;

•	Guidance and advice from talented, engaged, enthusiastic and well trained people who enjoy what they do;

•	Value for customers by using technologies and systems that themselves support our productivity; and

•	Strong leadership to underpin the behaviours and values of trust, honesty and integrity which bind the Bank for the long term.

At the same time, we are in an industry that has responded to a demand for credit which has grown very strongly relative to national income growth for over twenty years. As this rate of credit growth inevitably slows, competition will continue to intensify.

Although these changes could have been characterised as ‘business as usual’, we felt that the Bank’s response needed to address two critical factors.

First, with investment markets becoming increasingly focussed on the short term, we wanted to clarify our intentions to invest for the long term.

Second, our long term investment would not be of superior value unless it was backed by people and a culture responsive to customer service, engaged and happy in their work, and capable of making continuing improvements every day to justify the investment for the longer term.

We launched Which new Bank in September last year quite deliberately as the most transformational change since the Bank was privatised in 1991.

You can see why this is critical to our future. Now I would like to summarise what we intend to happen over the three years.

The first step has been to simplify our vision to its core element – to excel in customer service. We will deliver this vision namely through the scope and quality of service, the engagement of our people and the effectiveness of our processes.

The scope of the Which new Bank program is deliberately transformational – cutting across everything we do. Using the three themes of customers, people and processes, Which new Bank consists of 20 workstreams, more than 100 initiatives and an investment of $1.5 billion over the life of the three year program. Clear milestones and performance metrics have been announced to the market and are being used to measure our progress. The Chairman has reiterated the financial targets we announced at the launch of the program.

I’d like to summarise some of the most important transformational outcomes, before I turn to our progress on Which new Bank.

We will improve the customer experience, through:

•	More modern branches, better suited to community needs;

•	Average queue time reductions of 35%;

•	Increased branch manager visibility;

•	Innovative financial solutions, that are better suited to customer needs;

•	A more informed view of the customer, and

•	Greater customer access to financial planning services and advice.

A better experience for our people will come from:

•	Enabling frontline people to solve customer problems;

•	Investment in development and training;

•	Measuring performance on customer outcomes, and

•	Recognising and rewarding people for superior service.

In terms of process improvement outcomes, we want to improve our response times by 20 to 50 percent through:

•	A reduced number of IT systems;

•	Reduced paper handling, and

•	Streamlined decision processes for customers.

So, this is where we want Which new Bank to take us. We are now one year into the three year program. I would now like to talk about how we have gone in the first year.

Starting with customer service initiatives, one of our main achievements in the last financial year was to reshape our service and sales approach right across the Bank. Everyone in the Bank now uses the same approach. We work in our teams to identify target areas for service improvement every week and commit to actions that will improve that service.

More than one third of our people undertook intensive service and sales training during the year. In branches, this has resulted in a noticeable improvement in product sales per employee and cross-sale outcomes in a relatively short space of time. Since the start of the calendar year, I have visited and talked individually with more than 2,500 staff in branches, call centres, administration centres and business banking centres across every state and territory, as well as in New Zealand, Hong Kong, and the United Kingdom. During these visits I have also discussed service with a large number of customers. On these visits, I have found tremendous enthusiasm for the service and sales approach as it gives people a structured process by which to go about their work and engage our customers.

Turning next to our branches. As Australia’s most accessible bank, we are committed to keeping branch numbers at the current level of around 1,000. We refurbished 125 branches to a more modern and efficient layout and commenced a more rigorous queue management program. Throughout the course of Which new Bank, branches will be refurbished at over triple the run rate of refurbishment normally undertaken.

In terms of the systems that hold customer information, we have done a lot of work on developing a technology platform that will allow us to bring information from a number of separate systems together as one unified system. Each time a customer contacts us, we want them to have a consistent and valuable experience.

As a result of these initiatives, by the end of the financial year, we had already noticed significant improvement in the measures we use to assess service quality, namely:

•	The external measure of customer relationship strength;

•	Our internal service quality index, which has been in place for three full years, and

•	The external reputation index measured from customer feedback.

Turning now to our people. The success of Which new Bank hinges on the development of a strong performance culture, where:

•	our people are empowered, motivated and skilled to make decisions to serve our customers better;

•	they are keen to be recognised for delivering on results, and

•	where they thrive on a strong sense of teamwork and collaboration with their peers.

In our first year, we invested almost three months in gathering feedback across the entire organisation, the result of which was changes to our performance review process and talent review system.

Importantly, the performance review process emphasises outcomes – the importance of what our people have achieved – and behaviours – how they have achieved those outcomes. Since sustainable high performance is only driven by the right behaviours, even if outcomes are met, behaviours can now have a significant effect on an overall performance rating.

The Commonwealth Bank has always had a strong commitment to staff training. However, as part of Which new Bank, we have doubled our normal training spend to ensure that our people are skilled and equipped to serve our customers better. We have also introduced new forms of reward and recognition, such as the CEO awards.

The annual CEO awards recognise staff across all operations for behaviours that are consistent with our new service and sales approach. At the first CEO awards in September, 11 winners were drawn from 77 finalists among 260 nominations. I’d now like to show you a brief video of the awards night that will show you what we are trying to achieve.

For meaningful cultural change to occur, it must start at the top. As a result, the Bank’s leadership team have radically changed their day to day activities. Most importantly, we have reorganised our time so that we all spend more time with customer serving staff and are dealing with customer service issues.

I’d now like to talk about the feedback we have received from staff about the Which new Bank program. The transformation we are going through is no easy task. But for a program of this challenge, we have achieved well in excess of our expectations in terms of the buy in from our people.

Since 1999, we have undertaken a staff survey using the independent international system run by the Gallup organisation. This survey helps us to track levels of staff engagement and we have improved our score every year since we started. Significantly, we improved this score in the first year of Which new Bank. Had there been a staff engagement issue, this score would have fallen. Results were particularly good in the branch network, where we have made very significant changes and asked a lot of our people. 84% of our staff participated in the survey, so these results are very encouraging.

We have also taken care to collect extensive feedback from our people on how they feel about the Which new Bank initiatives, because if they are not seeing and embracing the changes occurring within the organisation, we won’t achieve the level of customer engagement we are seeking.

We are getting feedback through a number of channels, including:

•	Regular Board and management visits to the branches, call centres, processing centres and international operations;

•	Direct phone calls to staff to ask how they are going or to congratulate them on a job well done;

•	The CEO mailbox, which is a way that all staff can contact me directly with their feedback;

•	Regular staff surveys, and

•	Regular retail banking forums conducted around the country.

From the feedback I have received, an overwhelming majority understand why we need Which new Bank, and feel well informed and positive about it. What pleases me most is that feedback is overwhelmingly about customer service and ideas for improving service.

Turning to our processes, we have done significant work during the year on streamlining our systems, such as our home loan system, so that the end to end process is covered by one process design. As a result, we have found significant improvements in turnaround times and improvements in the service quality index for a number of areas.

Interestingly however, the area where we are exceeding our own expectations is where our people are reinventing their processes themselves. Very simple techniques have yielded very significant results. Just to name a few, we have achieved turnaround improvements of:

•	70% in approving and installing EFTPOS facilities for merchants;

•	32% in approving applications for credit;

•	50% in approving and generating home loan offers, and

•	40% in cheque handling.

What has been most rewarding about process redesign and all of the Which new Bank activities is the level of staff interest in embedding continuous improvement within the organisation. This is because they realise that it makes their job easier and at the same time, more engaging. This is the only sustainable way of improving service and securing long term returns for you – our shareholders.

As the Chairman stated, we still anticipate meeting the targets for Which new Bank and achieving a significant increment in cash earnings this year in line with the outlook presented last August.

Successful execution of the Which new Bank program will differentiate us from our competitors, putting our people at the heart of superior service. The way we do this is to exercise leadership around a single objective to excel in customer service. That in itself makes a big difference.

I want you to know that we are doing this because we want the Commonwealth Bank to be different, competitive and sustainable.